    As filed with the Securities and Exchange Commission on August 3, 2000
                                         Registration Statement No. 333-
-------------------------------------------------------------------------------
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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                                --------------
                                   FORM S-3
                                --------------
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933
                                --------------
                          MICROSTRATEGY INCORPORATED
            (Exact name of registrant as specified in its charter)
                                --------------

                     Delaware                                          51-0323571
           (State or other jurisdiction                             (I.R.S. Employer
         of incorporation or organization)                         Identification No.)

                          8000 Towers Crescent Drive
                            Vienna, Virginia 22182
                                (703) 848-8600
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                                --------------
                             MR. MICHAEL J. SAYLOR
                     President and Chief Executive Officer
                          MicroStrategy Incorporated
                          8000 Towers Crescent Drive
                            Vienna, Virginia 22182
                                (703) 848-8600

                                   Copy to:

                             THOMAS S. WARD, ESQ.
                               Hale and Dorr LLP
                                60 State Street
                          Boston, Massachusetts 02109
                                (617) 526-6000

                                --------------
   Approximate date of commencement of proposed sale to public: As soon as practicable after this Registration Statement becomes effective.
   If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [_]
   If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]
   If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier
effective registration statement for the same offering. [_] 333-     .
   If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement
for the same offering. [_] 333-        .
   If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

                        CALCULATION OF REGISTRATION FEE

---------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------
                                                Proposed Maximum Proposed Maximum
                                  Amount to be   Offering Price     Aggregate         Amount of
Title of Shares to be Registered  Registered(1)   Per Share(2)   Offering Price(2) Registration Fee
---------------------------------------------------------------------------------------------------
Class A Common Stock,
 $.001 par value per
 share................             5,412,975         $20.97        $113,510,059        $29,967
---------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------

(1) Shares of Class A Common Stock that may be offered pursuant to this registration statement consist of 5,412,975 shares of Class A Common Stock issuable upon conversion of or as dividends on the Series A Convertible Preferred Stock. For purposes of estimating the number of shares of Class A Common Stock to be included in this registration statement, we included
    (i) 4,680,190 shares, representing 125% of the number of shares of Class A Common Stock issuable upon conversion of the Series A Convertible Preferred Stock, determined as if the Series A Convertible Preferred Stock were converted in full at the conversion price of $33.3854 as of August 1, 2000, excluding accrued dividends; plus (ii) 732,785 shares, representing 125% of the number of shares of Class A Common Stock issuable in lieu of cash dividends payable on the Series A Convertible Preferred Stock, assuming a dividend conversion price of $23.88148; plus (iii) an indeterminate number of shares that may be issued as the result of any stock split, stock dividend, recapitalization, exchange or similar transaction pursuant to Rule 416 of the Securities Act.
(2) Estimated solely for purposes of calculating the registration fee pursuant to Rule 457(c) under the Securities Act and based upon the average of the high and low prices on the Nasdaq National Market on August 1, 2000.

                                --------------
   The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with
Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), shall determine.

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

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+The information in this prospectus is not complete and may be changed. We may + +not sell these securities or accept an offer to buy these securities until + +the registration statement filed with the Securities and Exchange Commission + +is effective. This prospectus is not an offer to sell these securities and it + +is not soliciting an offer to buy these securities in any state where the +
+offer or sale is not permitted.                                               +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
                  SUBJECT TO COMPLETION, DATED AUGUST 3, 2000

PROSPECTUS

                           MICROSTRATEGY INCORPORATED

                    5,412,975 Shares of Class A Common Stock

                                  -----------

  The shares of class A common stock described in this prospectus are issuable upon conversion of our series A convertible preferred stock that we sold to the selling stockholders in a private placement. These shares of class A common stock, when issued to the selling stockholders, will be offered by the selling stockholders named in this prospectus, which will receive all of the proceeds from any sales. We will not receive any of the proceeds from the sale of these shares. If all of the shares of the series A convertible preferred stock held by the selling stockholders were converted into shares of class A common stock on August 1, 2000, these shares would have converted into 3,744,152 shares of our class A common stock.

  The selling stockholders may sell the shares of common stock at various times and in various types of transactions, including sales in the open market, sales in negotiated transactions and sales by a combination of these methods. Shares may be sold at the market price of the common stock at the time of a sale, at prices relating to the market price over a period of time, or at prices negotiated with the buyers of shares. More detailed information concerning the distribution of the shares is contained in the section of this prospectus entitled "Plan of Distribution" which begins on page 23.

  The selling stockholders will pay all brokerage fees and commissions and similar sale-related expenses. We are paying expenses relating to the registration of the shares with the Securities and Exchange Commission. We have also agreed to indemnify the selling stockholders against various liabilities.

  We will not receive any of the proceeds from the sale of the shares.

  The selling stockholders, or their pledgees, donees, transferees or other successors in interest, may offer the shares through public or private transactions at prevailing market prices, at prices related to prevailing market prices or at privately negotiated prices. Our class A common stock is traded on the Nasdaq National Market under the symbol "MSTR." On August 1, 2000, the closing sale price of the common stock on Nasdaq was $21.75 per share.

                                  -----------

    Investing in our common stock involves a high degree of risk. See "Risk
                         Factors" beginning on page 8.

                                  -----------

  THE SECURITIES AND EXCHANGE COMMISSION AND STATE SECURITIES REGULATORS HAVE NOT APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED WHETHER THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                  -----------

                 The date of this prospectus is        , 2000.

                               TABLE OF CONTENTS

                                                                            Page
                                                                            ----
   Where to Find More Information..........................................   3

   Incorporation of Certain Documents By Reference.........................   3

   Special Note Regarding Forward-Looking Information......................   4

   Business................................................................   5

   Risk Factors............................................................   8

   Use of Proceeds.........................................................  21

   Selling Stockholders....................................................  21

   Plan of Distribution....................................................  23

   Legal Matters...........................................................  28

   Experts.................................................................  28

   We have not authorized anyone to provide you with information different from that contained or incorporated by reference in this prospectus. The selling stockholders are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the shares.

                         WHERE TO FIND MORE INFORMATION

   We file annual, quarterly, and current reports, proxy statements, and other documents with the Securities and Exchange Commission (the "SEC"). You may read and copy any document we file at the SEC's public reference room at Judiciary Plaza Building, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549. You should call 1-800-SEC-0330 for more information on the public reference room. Our SEC filings are also available to you on the SEC's Internet site at http://www.sec.gov. Our common stock is quoted on Nasdaq. Reports, proxy statements and other information concerning MicroStrategy may be inspected at the offices of The Nasdaq Stock Market, Inc., 1735 K Street, N.W., Washington, D.C. 20006.

   This prospectus is part of a registration statement that we filed with the SEC. The registration statement contains more information than this prospectus regarding MicroStrategy and the common stock, including certain exhibits and schedules. You can obtain a copy of the registration statement from the SEC at the address listed above or from its Internet site.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

   The SEC allows us to "incorporate" into this prospectus information we file with the SEC in other documents. This means that we can disclose important information to you by referring to other documents that contain that information. The information incorporated by reference is considered to be part of this prospectus, and information that we file with the SEC in the future and incorporate by reference will automatically update and may supersede the information contained in this prospectus. We incorporate by reference the documents listed below and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), prior to the sale of all the shares covered by this prospectus.

   The following documents that we have filed with the SEC are incorporated herein by reference:

     (1) Our Annual Report on Form 10-K for the year ended December 31, 1999;

     (2) Our Quarterly Report on Form 10-Q for the quarter ended March 31,
  2000;

     (3) Our Current Report on Form 8-K dated March 20, 2000;

     (4) Our Current Report on Form 8-K dated June 19, 2000;

     (5) Our Current Report on Form 8-K dated August 3, 2000;

     (6) All of our filings pursuant to the Exchange Act after the date of filing the initial registration statement and prior to effectiveness of the registration statement; and

     (7) The description of our class A common stock contained in our Registration Statement on Form 8-A, including any amendments or reports filed for the purpose of updating such description.

   You may request a copy of these documents, at no cost, by writing to:

     MicroStrategy Incorporated
     8000 Towers Crescent Drive
     Vienna, VA 22128
     Attention: Investor Relations
     Telephone: (703) 848-8600

               SPECIAL NOTE REGARDING FORWARD-LOOKING INFORMATION

   This prospectus contains or incorporates forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Exchange Act. You can identify these forward-looking statements by our use of the words "believes," "anticipates," "plans," "expects," "may," "will," "intends," "estimates" and similar expressions, whether in the negative or affirmative. Although we believe that these forward-looking statements reasonably reflect our plans, intentions and expectations, we cannot guarantee that we actually will achieve these plans, intentions or expectations. Our actual results could differ materially from the plans, intentions and expectations disclosed in the forward-looking statements we make. We have included important factors in the cautionary statements below (particularly under the heading "Risk Factors") that we believe could cause our actual results to differ materially from the forward-looking statements that we make. We do not intend to update information contained in any forward-looking statement we make.

                                    BUSINESS

   We are a leading worldwide provider of intelligent e-business software and related services. Our product line enables both active and interactive delivery of information from large-scale databases, providing large enterprises a platform for developing solutions that deliver insight and intelligence to their enterprise, supply-chain and customers.

   Our platform enables users to query and analyze the most detailed, transaction-level databases, turning data into business intelligence. In addition to supporting internal enterprise users, our platform delivers critical business information beyond corporate boundaries to customers, partners and suppliers through a broad range of two-way technology such as the Internet, e- mail, telephones, pagers and other wireless communications devices. Our platform is used in the development of e-business solutions that are personalized and proactive, and that reach millions of users. We also offer a comprehensive set of consulting, education and support services for our customers and partners.

   In July 1999, we launched a new business unit called Strategy.com. Strategy.com is MicroStrategy's personal intelligence network, which actively delivers highly personalized, relevant and timely information to individuals through a wide variety of delivery methods, including e-mail, telephone and wireless devices. The Strategy.com network leverages the MicroStrategy software platform and is organized around a suite of information channels. Strategy.com syndicates its channels through other companies that serve as network affiliates and network associates, which we refer to collectively as network affiliates. Strategy.com affiliates offer the Strategy.com channels and services on a co- branded basis directly to their customers and in turn share with Strategy.com a percentage of the revenues they generate. Strategy.com also provides application maintenance, development, customer billing and support services for these channels.

   MicroStrategy's executive offices are located at 8000 Towers Crescent Drive, Vienna, Virginia 22182, its telephone number is (703) 848-8600 and its Website is located at http://www.microstrategy.com. MicroStrategy(R), DSS Agent(R) and QuickStrike(R) are registered trademarks of MicroStrategy.

                              Recent Developments

   Our operations and prospects have been and are significantly affected by the recent developments described below.

Restatement of Financial Results

   We have revised our 1999, 1998 and 1997 financial statements. The principal reason for these revisions to revenues and operating results was to conform with the accounting principles articulated in Statement of Position 97-2 "Software Revenue Recognition." These revisions primarily addressed the recognition of revenue for certain software arrangements which should be accounted for under the subscription method or the percentage of completion method, which spread the recognition of revenue over the entire contract period. For example, when fees are received in a transaction in which we are licensing software and also performing significant development, customization or consulting services, the fees should be recognized using the percentage of completion method and, therefore, product license and product support and other services revenue are recognized as work progresses. Revenue from arrangements where we provide hosting services is generally recognized over the hosting term, which is generally two to three years. The effect of these revisions is to defer the time in which revenue is recognized for large, complex contracts that combine both products and services. These revisions also resulted in a substantial increase in the amount of deferred revenue reflected on our balance sheets at the end of 1999 and 1998. Additionally, these revisions include the effects of changes in the reporting periods when revenue from certain contracts are recognized. In the course of reviewing our revenue recognition on various transactions, we became aware that, in certain instances, we had recorded revenue on certain contracts in one reporting period where customer signature and delivery had been completed, but where the contract may not have been fully executed by us in that reporting period. We subsequently reviewed license agreements executed near the end of the years 1999, 1998 and 1997 and determined that revisions were necessary to ensure that all agreements for which we were recognizing revenue in a reporting period were executed by both parties no later than the end of the reporting period in which the revenue is recognized.

   With the concurrence of our auditors, we reduced our reported revenue for 1999 from $205.3 million to $151.3 million and our results of operations from diluted net income per share of $0.15 to a diluted net loss per share of $(0.44). Correspondingly, deferred revenue at December 31, 1999 increased from $16.8 million to $71.3 million. We also reduced our reported revenue for 1998 from $106.4 million to $95.5 million and our results of operations from diluted net income per share of $0.08 to diluted net loss per share of $(0.03). In addition, we reduced our reported revenue for 1997 from $53.6 million to $52.6 million and our results of operations from diluted net income per share of $0.00 to diluted net loss per share of $(0.02).

   We also made revisions to our balance sheet as of December 31, 1999. These revisions include a reclassification of approximately $21.5 million from accounts receivable to short-term investments relating to the value of proceeds from a software transaction that was received in the form of a right to receive shares of the customer's common stock. We also recorded an increase to goodwill of approximately $31.4 million, net of the increase in amortization, relating to the purchase of the intellectual property and other tangible and intangible assets, including the assembled workforce relating to NCR's Teracube project, in exchange for 566,372 shares of our class A common stock. We made this revision as a result of a re-measurement of the purchase price of the Teracube assets to reflect the value of our class A common stock on the transaction's closing date. In addition, we reduced fixed assets by approximately $8.8 million, net of the decrease in depreciation, in order to record software received for resale and software acquired for internal use in barter transactions at the book value of our assets surrendered in the exchange. Approximately $5.0 million of the reduction in fixed assets is a reduction in revenue, as restated. Of this amount, no revenue will be recorded unless this software is resold.

Legal Proceedings

   Actions Arising under Federal Securities Laws. From March through May 2000, 25 class action complaints were filed in federal courts in various jurisdictions alleging that we and certain of our officers and directors violated section 10(b) of the Exchange Act, Rule 10b-5 promulgated by the SEC thereunder, and section 20(a) and section 20A of the Exchange Act. The Company's outside auditor, PricewaterhouseCoopers LLP, was also named in two of the suits. The complaints contained varying allegations, including that we made materially false and misleading statements with respect to our 1999, 1998 and 1997 financial results in our filings with the SEC, analysts' reports, press releases and media reports. In June 2000, these putative class action lawsuits were consolidated before one judge in the Eastern District of Virginia. On July 7, 2000, the lead plaintiffs filed an amended class action complaint naming us, certain of our officers and directors, and PricewaterhouseCoopers LLP as defendants. The amended class action complaint alleges claims under section 10(b), section 20(a) and section 20A of the Exchange Act. The amended class action complaint does not specify the amount of damages sought. On July 17, 2000, we filed a motion to dismiss all counts of the amended complaint. No ruling has yet been made with respect to that motion. We intend to defend this matter vigorously.

   Delaware Derivative Litigation. In June 2000, purported holders of our common stock filed a shareholder derivative lawsuit in the Delaware Court of Chancery seeking recovery for various alleged breaches of fiduciary duties by certain of our directors and officers relating to our restatement of financial results. We have not answered or otherwise responded to the derivative complaint.

   SEC Investigation. In March 2000, we were notified that the SEC had issued a formal order of private investigation in connection with matters relating to our restatement of our financial results. The SEC has requested that we provide them with certain documents concerning the revision of our financial results and financial reporting documents. The SEC indicated that its inquiry should not be construed as an indication by the SEC or its staff that any violation of law has occurred, nor as an adverse reflection upon any person, entity or security. We are cooperating with the SEC in connection with this investigation and its outcome cannot yet be determined.

                                 RISK FACTORS

   You should carefully consider the risks described below before making an investment decision. The risks and uncertainties described below are not the only ones facing our company. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our business operations.

   If any of the following risks actually occur, our business, financial condition or results of operations could be materially adversely affected. In such case, the trading price of our class A common stock could decline and you may lose all or part of your investment.

Our quarterly operating results revenue and expenses may fluctuate significantly, which could have an adverse effect on the market price of our stock

   For a number of reasons, including those described below, our operating results, revenues and expenses may vary significantly from quarter to quarter. These fluctuations could have an adverse effect on the market price of our class A common stock.

   Fluctuations in Quarterly Operating Results. Our quarterly operating results may fluctuate as a result of:

  . the size, timing and execution of significant orders and shipments;

  . the mix of products and services of customer orders, which can affect whether we recognize revenue upon the signing and delivery of our software products or whether revenue must be recognized as work progresses or over the entire contract period;

  . the timing of new product announcements;

  . changes in our pricing policies or those of our competitors;

  . market acceptance of business intelligence software generally and of new and enhanced versions of our products in particular;

  . the length of our sales cycles;

  . changes in our operating expenses;

  . personnel changes;

  . our success in expanding our direct sales force and adding to our indirect distribution channels;

  . the pace and success of our international expansion;

  . delays or deferrals of customer implementation;

  . changes in foreign currency exchange rates; and

  . seasonal factors such as a lower pace of new sales in the summer.

   Limited Ability to Adjust Expenses. Because we plan to expand our business, we expect our operating expenses to increase. In particular, during 2000 we expect to increase the costs associated with marketing, developing and operating our Strategy.com network and with expanding our technical support, research and development and sales and marketing organizations. We also expect to devote resources to expanding our indirect sales channels and international operations. We base our operating expense budgets on expected revenue trends. In the short term, we may not be able to reduce the actual operating expenses associated with our expansion.

   Based on the above factors, we believe that quarter-to-quarter comparisons of our operating results are not a good indication of our future performance. It is possible that in one or more future quarters, our operating results may be below the expectations of public market analysts and investors. In that event, the trading price of our class A common stock may fall.

We have only recently introduced our Strategy.com network and it is uncertain whether it will achieve widespread acceptance

   We have commercially introduced the finance, news and weather channels of our Strategy.com network. We plan on introducing sports and traffic channels as part of our suite of information channels, but they are still in development. While we expect to implement these channels on a commercial basis by the end of 2000, we may encounter delays or difficulties in this commercial introduction. We expect that a portion of our future revenue will depend on fees from subscribers for the use of the Strategy.com network service, from products and services offered through this network, and from royalties from affiliates who bundle our Strategy.com network with their own product and service offerings. We have not, to date, generated any material revenue from our Strategy.com network and may not be able to do so in the future. If this service, or the products and services offered through it, fail to achieve widespread customer acceptance, our business, operating results and financial condition may be materially adversely affected. In addition, revenue from Strategy.com would be adversely affected if our affiliates do not perceive that the integration of our Strategy.com network with their product and service offerings will increase demand for their products and services or will otherwise be able to generate a sufficient return on their investment in the use of our network.

We intend to make significant expenditures in developing our Strategy.com network, which will result in us incurring operating losses

   We plan to substantially increase the amounts we will expend on our Strategy.com network compared to the expenses we have incurred to date. We intend to substantially increase our investment in Strategy.com over the next twelve months to market, develop and operate Strategy.com. We therefore expect operating losses to increase in 2000. We also intend to continue making significant investments in Strategy.com after 2000 and therefore believe we will continue to be unprofitable for the foreseeable future.

We may lose sales, or sales may be delayed, due to the long sales and implementation cycles for our products, which would reduce our revenues

   To date, our customers have typically invested substantial time, money and other resources and involved many people in the decision to license our software products. As a result, we may wait nine months or more after the first contact with a customer for that customer to place an order while they seek internal approval for the purchase of our products. During this long sales cycle, events may occur that affect the size or timing of the order or even cause it to be canceled. For example, our competitors may introduce new products, or the customer's own budget and purchasing priorities may change.

   Even after an order is placed, the time it takes to deploy our products varies widely from one customer to the next. Implementing our product can sometimes last several months, depending on the customer's needs and may begin only with a pilot program. It may be difficult to deploy our products if the customer has complicated deployment requirements, which typically involve integrating databases, hardware and software from different vendors. If a customer hires a third party to deploy our products, we cannot be sure that our products will be deployed successfully.

Our employees, investors, customers, vendors and lenders may react adversely to the revision of our 1999, 1998 and 1997 revenues and operating results

   Our future success depends in large part on the support of our key employees, investors, customers, vendors and lenders, who may react adversely to the revision of our 1999, 1998 and 1997 revenues and operating results. The revision of our 1999, 1998 and 1997 revenues and operating results has resulted in substantial amounts of negative publicity about us. We may not be able to retain key employees and customers if they lose confidence in us, and our vendors and lenders may reexamine their willingness to do business with us. In addition, investors may lose confidence which may cause the trading price of our class A common stock to decrease. If we lose the services of our key employees or are unable to retain and attract our existing and new customers, vendors and lenders, our business, operating results and financial condition could be materially and adversely affected.

Our recognition of deferred revenue is subject to future performance obligations and may not be representative of actual revenues for succeeding periods

   Our deferred revenue was $70.6 million as of March 31, 2000. The timing and ultimate recognition of our deferred revenue depends on our performance of various service obligations. Because of the possibility of customer changes in development schedules, delays in implementation and development efforts and the need to satisfactorily perform product support services, deferred revenue at any particular date may not be representative of actual revenue for any succeeding period.

The conversion of the series A preferred shares could result in substantial numbers of additional shares being issued if our market price declines during periods in which the conversion price of the series A preferred shares may adjust

   As of August 1, 2000, the series A preferred shares are convertible at a conversion price equal to $33.3854 per share. This conversion price may be adjusted if the preferred stock remains outstanding on June 19, 2001 and on each subsequent anniversary of such date, or upon the occurrence of various events, including the failure to maintain the effectiveness of the registration statement to which this prospectus relates, based on the market price of our class A common stock if such adjustment would result in a lower conversion price. As a result, the lower the price of our class A common stock at these intervals, the greater the number of shares the holder will receive upon conversion after any such adjustment. For example, the number of shares of class A common stock that we would be required to issue upon conversion of all 12,500 series A preferred shares, excluding shares issued as accrued dividends, would increase from approximately 3,744,152 shares, based on the applicable conversion price of $33.3854 per share as of August 1, 2000, to approximately:

  . 4,992,212 shares if the applicable conversion price decreased 25%;

  . 7,488,303 shares if the applicable conversion price decreased 50%; or

  . 14,976,516 shares if the applicable conversion price decreased 75%.

For additional information regarding the number of additional shares that may be issued at various assumed conversion prices, see the table on page 22 under "Plan of Distribution--Terms of the Series A Convertible Preferred Stock-- Conversion."

   To the extent the series A preferred shares are converted or dividends on the series A preferred shares are paid in shares of class A common stock rather than cash, a significant number of shares of class A common stock may be sold into the market, which could decrease the price of our class A common stock and encourage short sales. Short sales could place further downward pressure on the price of our class A common stock. In that case, we could be required to issue an increasingly greater number of shares of our class A common stock upon future conversions of the series A preferred shares as a result of the annual and other adjustments described above, sales of which could further depress the price of our class A common stock.

   The conversion of and the payment of dividends in shares of class A common stock in lieu of cash on the series A preferred shares may result in substantial dilution to the interests of other holders of our class A common stock. No selling stockholder may convert its series A preferred shares if upon such conversion the selling stockholder together with its affiliates would have acquired a number of shares of class A common stock during the 60-day period ending on the date of conversion which, when added to the number of shares of class A common stock held at the beginning of such 60-day period, would exceed 9.99% of our then outstanding class A common stock, excluding for purposes of such determination shares of class A common stock issuable upon conversion of series A preferred shares which have not been converted. Nevertheless, a selling stockholder may still sell a substantial number of shares in the market. By periodically selling shares into the market, an individual selling stockholder could eventually sell more than 9.99% of our outstanding class A common stock while never holding more than 9.99% at any specific time.

We may be required to pay substantial penalties to the holders of the series A preferred shares if specific events occur.

   In accordance with the terms of the agreements relating to the issuance of the series A preferred shares, we are required to pay substantial penalties to a holder of the series A preferred shares under specified circumstances, including, among others:

  . the nonpayment of dividends on the series A preferred shares in a timely manner;

  . our failure to deliver shares of our class A common stock upon conversion of the series A preferred shares after a proper request;

  . the nonpayment of the redemption price at maturity of the series A preferred shares;

  . failure to hold a meeting of our stockholders on or before July 31, 2001 to approve the issuance of the shares of class A common stock issuable upon conversion of and in lieu of cash dividends on the series A preferred stock; or

  . a registration statement relating to the shares of class A common stock issuable upon conversion of and in lieu of cash dividends on the series A preferred shares has not been declared effective by the SEC on or before December 15, 2000, or after being declared effective, is unavailable to cover the resale of such shares for more than brief intervals.

   Such penalties are generally paid in the form of interest payments, subject to any restrictions imposed by applicable law, on the amount that a holder of series A preferred shares was entitled to receive on the date of determination. In addition, we incurred $577,500 in penalties as a result of a 14 day delay in the filing of this registration statement of which this prospectus is a part.

We may need additional financing which could be difficult to obtain

   We intend to grow our business rapidly, including investing substantial amounts in our Strategy.com business and expect to incur operating losses for the foreseeable future. Therefore, we may require significant external financing in the future. Obtaining additional financing will be subject to a number of factors, including:

  . market conditions;

  . our operating performance; and

  . investor sentiment.

   These factors may make the timing, amount, terms and conditions of additional financing unattractive to us. If we are unable to raise capital to fund our growth, our business, financial condition and results of operations would be materially and adversely affected.

We face litigation that could have a material adverse effect on our business, financial condition and results of operations

   We and some of our directors and executive officers are named as defendants in a number of private securities litigation matters. Although we intend to defend these actions vigorously, no assurance can be given as to the outcomes. It is possible that we may be required to pay substantial damages or settlement costs which could have a material adverse effect on our financial condition or results of operation. In addition, the SEC has issued a formal order of private investigation in connection with matters relating to the restatement of our financial results. The SEC has requested that we provide them with certain documents concerning the revision of our financial results and financial reporting documents. We are cooperating with the SEC in connection with this investigation. Regardless of the outcome of any of these actions, it is likely that we will incur substantial defense costs and that such actions will cause a diversion of management time and attention.

We expect that our ability to borrow money under our master equipment lease agreement will require waivers by our lenders or amendments to that agreement

   In November 1999, we signed a three-year master lease agreement to lease up to $40.0 million of computer equipment, of which we have leased approximately $17.8 million as of April 30, 2000. Future draw downs and interest rates under the lease agreement are subject to our credit worthiness. As of July 31, 2000, we are not able to draw down additional amounts under this lease agreement.

We face intense competition, which may lead to lower prices for our products, reduced gross margins, loss of market share and reduced revenue

   The markets for e-business, e-commerce, customer relationship management, portals, business intelligence and Internet-based and wireless-based information networks are intensely competitive and subject to rapidly changing technology. In addition, many of our competitors in these markets are offering, or may soon offer, products and services that may compete with our products and our Strategy.com network.

   Our most direct competitors provide:

  . e-business infrastructure software;

  . customer relationship management products;

  . e-commerce transaction systems;

  . business intelligence products;

  . web portals and information networks;

  . vertical Internet portals and information networks; and

  . wireless communications and wireless access protocol enabled products.

   Each of these market segments is discussed more fully below.

   E-business Infrastructure Software. In the e-business infrastructure market, BroadVision, E.piphany, Vignette, Net Perceptions, Broadbase, Art Technology Group, Engage, Doubleclick and Personify all provide products that compete directly or indirectly with our software platform. Many of these companies provide alternatives to our technology for adding intelligence and personalization to e-commerce applications. For example, customer information, such as past purchases, clickstream data and stated preferences, can be used to create a personalized e-commerce experience that targets customers with offers and interactions to which they are more likely to respond.

   Customer Relationship Management Products. Companies that deliver customer relationship management products alone or in conjunction with e-commerce applications, such as BroadVision, E.piphany, Vignette and Siebel, compete with our intelligent e-business products.

   E-Commerce Transaction Systems. Products that support e-commerce transactions, such as those provided by Microsoft, IBM, America Online's Netscape division, BroadVision, Open Market, InterWorld, and Oracle could provide competition for us. These products have the potential to extend their capabilities to use customer information as the basis for generating targeted, personalized product offers, which would compete with our e-business products.

   Business Intelligence Products. In the business intelligence market, we compete with providers of software used to enable businesses to analyze and optimize their operations. In the enterprise category, which is generally focused on large deployments, Information Advantage, which was recently acquired by Sterling Software, competes with us. In the desktop analysis and reporting category, we face competition from companies such as Business Objects, Cognos, and Brio Technology. A third category includes products from companies such as Oracle, Microsoft, and IBM that are generally bundled with or designed to work with their own relational databases.

   Web Portals and Information Networks. Web portals and information networks, such as Microsoft Network, Yahoo, Lycos, Excite, America Online and InfoSpace.com, offer an array of information that is similar to information provided by Strategy.com.

   Vertical Internet Portals and Information Networks. Expedia, Weather.com, CNBC.com, ABC.com, ESPN.com, Microsoft Investor, StockBoss, Microsoft CarPoint, InfoBeat, Internet Travel Network and others have developed custom applications and products to commercialize, analyze and deliver specific information over the Internet. These systems are usually tailored to one application, such as providing news, sports or weather, but in the aggregate, they offer applications similar to those provided by Strategy.com. Any one of these companies could expand their offerings to more closely compete with Strategy.com.

   Wireless Communications and Wireless Access Protocol Enabled
Products. Wireless communications providers, such as AT&T, Sprint, MCI WorldCom, Nextel Communications, British Telecom, Deutsche Telekom, PageNet, Nokia, Ericsson, Aether Systems, 3COM and Palm offer a variety of mobile phones and wireless devices over which Strategy.com delivers information. These companies may develop in-house information services or partner with other companies to deliver information that is competitive to that offered by Strategy.com.

   Many of our competitors have longer operating histories, significantly greater financial, technical, marketing or other resources, and greater name recognition than we do. In addition, many of our competitors have strong relationships with current and potential customers and extensive knowledge of the e-business industry. As a result, they may be able to respond more quickly to new or emerging technologies and changes in customer requirements or devote greater resources to the development, promotion and sale of their products than we can. Increased competition may lead to price cuts, reduced gross margins and loss of market share. We may not be able to compete successfully against current and future competitors or the competitive pressures we face may have a material adverse affect on our business, operating results and financial condition.

   Current and future competitors may also make strategic acquisitions or establish cooperative relationships among themselves or with others. By doing so, they may increase their ability to meet the needs of our potential customers. Our current or prospective indirect channel partners may establish cooperative relationships with our current or future competitors. These relationships may limit our ability to sell our products through specific distribution channels. Accordingly, it is possible that new competitors or alliances among current and future competitors may emerge and rapidly gain significant market share. These developments could harm our ability to obtain maintenance revenues for new and existing product licenses on favorable terms.

Our business has expanded, and our failure to manage this expansion effectively, as well as the strain on our resources, could have a material adverse effect on our business, operating results and financial condition

   We have rapidly expanded. Our total number of employees has grown from 59 on December 31, 1994 to 2,279 on June 30, 2000. We have placed significant demands on our administrative, operational, financial and personnel resources and expect to continue doing so. In particular, we expect the current and planned growth of our international operations to lead to increased financial and administrative demands. For example, expanded facilities will complicate operations, managing relationships with new foreign partners will mean additional administrative burdens, and managing foreign currency risks will require expanded treasury functions. We may also need to expand our support organization to develop our indirect distribution channels in new and expanded markets and to accommodate growth in our installed customer base. Failure to manage our expansion effectively could have a material adverse effect on our business, operating results and financial condition.

   In addition, the development of our Strategy.com network could divert the time and attention of our senior management from our other business. Michael J. Saylor, our chairman, president and chief executive officer, currently is responsible for the strategic planning and direction of both our MicroStrategy software platform and Strategy.com network businesses. If Mr. Saylor does not effectively manage his time and attention between our businesses, it could materially adversely affect our business, operating results and financial condition.

If we are unable to recruit or retain skilled personnel, or if we lose the services of any of our key management personnel, our business, operating results and financial condition would be materially adversely affected

   Our future success depends on our continuing ability to attract, train, assimilate and retain highly skilled personnel. Competition for these employees is intense. We may not be able to retain our current key employees or attract, train, assimilate or retain other highly skilled personnel in the future. Our future success also depends in large part on the continued service of key management personnel, particularly Michael J. Saylor, our chairman, president and chief executive officer, and Sanju K. Bansal, our executive vice president and chief operating officer. If we lose the services of one or both of these individuals or other key personnel, or if we are unable to attract, train, assimilate and retain the highly skilled personnel we need, our business, operating results and financial condition could be materially adversely affected.

Our inability to develop and release product enhancements and new products to respond to rapid technological change in a timely and cost-effective manner would have a material adverse effect on our business, operating results and financial condition

   The market for our products is characterized by rapid technological change, frequent new product introductions and enhancements, changing customer demands and evolving industry standards. The introduction of products embodying new technologies can quickly make existing products obsolete and unmarketable. We believe that our future success depends largely on three factors:

  . our ability to continue to support a number of popular operating systems and databases;

  . our ability to maintain and improve our current product line; and

  . our ability to rapidly develop new products that achieve market acceptance, maintain technological competitiveness and meet an expanding range of customer requirements.

   Business intelligence applications are inherently complex, and it can take a long time to develop and test major new products and product enhancements. In addition, customers may delay their purchasing decisions because they anticipate that new or enhanced versions of our products will soon become available. We cannot be sure that we will succeed in developing and marketing, on a timely and cost-effective basis, product enhancements or new products that respond to technological change, introductions of new competitive products or customer requirements, nor can we be sure that our new products and product enhancements will achieve market acceptance.

The emergence of new industry standards may adversely affect our ability to market our existing products

   The emergence of new industry standards in related fields may adversely affect the demand for our existing products. This could happen, for example, if new web standards and technologies emerged that were incompatible with customer deployments of our MicroStrategy applications. Although the core database component of our business intelligence solutions is compatible with nearly all enterprise server hardware and operating system combinations, such as OS/390, AS/400, Unix and Windows, our application server component runs only on the Windows operating system. Therefore, our ability to increase sales currently depends on the continued acceptance of the Windows operating system. We cannot market our current business intelligence applications to potential customers who use Unix operating systems as their application server. We would have to invest substantial resources to develop a Unix product and we cannot be sure that we could introduce such a product on a timely or cost effective basis, if at all.

The legal environment regarding collection and use of personal information is uncertain and new laws or government regulations could have a material adverse effect on our business, operating results and financial condition

   Although some existing laws govern the collection and use of personal information obtained through the Internet or other public data networks, it is unclear whether they apply to us and our products. Most of these laws were adopted before the widespread use and commercialization of the Internet and other public data networks. As a result, the laws do not address the unique issues presented by these media.

   Due to increasing use of the Internet and the dramatically increased access to personal information made possible by technologies like ours, the U.S. federal and various state and foreign governments have recently proposed limitations on the collection and use of personal information of users of the Internet and other public data networks.

   Although we attempt to obtain permission from users prior to collecting or processing their personal data, new laws or regulations governing personal privacy may change the ways in which we and our customers and affiliates may gather this personal information. There may be significant costs and delays involved with adapting our products to any change in regulations.

   Our business, and in particular our Strategy.com network, depends upon our receiving detailed personal information about subscribers in order to provide them with the services they select. Privacy concerns may cause some potential subscribers to forego subscribing to our service. If new laws or regulations prohibit us from using information in the ways that we currently do or plan to do, or if users opt out of making their personal preferences and information available to us and our affiliates, the utility of our products will decrease, which could have a material adverse effect on our business, operating results and financial condition. If personal information is misused by us, our customers or our network affiliates, our legal liability may be increased and our growth may be limited.

   The Federal Trade Commission has recently launched investigations of the data collection practices of various Internet companies. In addition, numerous individuals and privacy groups have filed lawsuits or administrative complaints against other companies asserting that they were harmed by the misuse of their personal information. If comparable legal proceedings were commenced against us, regardless of the merits of the claim, we could be required to spend significant amounts on legal defense and our senior management's time and attention could be diverted from our business. In addition, demand for our products could be reduced if companies are not permitted to use clickstream data derived from their web sites. This could materially and adversely affect our business, financial condition and results of operations.

   In addition, in Europe, the European Union Directive on Data Protection, a comprehensive administrative and regulatory program, currently limits the ability of companies to collect, store and exchange personal data with other entities. Because the U.S. may not currently provide a level of data protection sufficient to meet the guidelines under the European Union Directive, U.S. companies could be prohibited from obtaining personal data from or exchanging such data with companies in Europe.

Our business may suffer if either the Internet infrastructure or the wireless communication infrastructure is unable to effectively support the growth in demand placed upon it

   Our Strategy.com network and our other products depend increasingly upon the Internet infrastructure and wireless communications infrastructures to collect information and deliver information to customers. We cannot assure you that either of these infrastructures will continue to effectively support the capacity, speed and security demands placed upon them as they continue to experience increased numbers of users, frequency of use and increased requirements for data transmission by users. Even if the necessary infrastructure or technologies are developed, we may incur considerable costs to adapt our solutions accordingly. Furthermore, the Internet has experienced a variety of outages and other delays due to damage to portions of its infrastructure or attacks by hackers. These outages and delays could impact the web sites using our products or hosting our Strategy.com network and could materially affect our business, operating results and financial condition.

If the market for business intelligence software fails to grow as we expect, or if businesses fail to adopt our products, our business, operating results and financial condition would be materially adversely affected

   Nearly all of our revenues to date have come from sales of business intelligence software and related technical support, consulting and education services. We expect these sales to account for a large portion of our revenues for the foreseeable future. Although demand for business intelligence software has grown in recent years, the market for business intelligence software applications is still emerging. Resistance from consumer and privacy groups to increased commercial collection and use of data on spending patterns and other personal behavior may impair the further growth of this market, as may other developments. We cannot be sure that this market will continue to grow or, even if it does grow, that businesses will adopt our solutions. We have spent, and intend to keep spending, considerable resources to educate potential customers about business intelligence software in general and our solutions in particular. However, we cannot be sure that these expenditures will help our products achieve any additional market acceptance. If the market fails to grow or grows more slowly than we currently expect, our business, operating results and financial condition would be materially adversely affected.

Because of the rights of our two classes of common stock, and because we are controlled by our existing stockholders, these stockholders could transfer control of MicroStrategy to a third party without anyone else's approval or prevent a third party from acquiring MicroStrategy

   We have two classes of common stock: class A common stock and class B common stock. Holders of our class A common stock generally have the same rights as holders of our class B common stock, except that holders of class A common stock have one vote per share while holders of class B common stock have ten votes per share. As of July 31, 2000, holders of our class B common stock owned or controlled 55,164,115 shares of class B common stock, or 95.7% of the total voting power. Michael J. Saylor, our chairman, president and chief executive officer, controlled 43,549,324 shares of class B common stock, or 75.6% of the total voting power, as of July 31, 2000. Accordingly, Mr. Saylor is able to control MicroStrategy through his ability to determine the outcome of elections of our directors, amend our certificate of incorporation and bylaws and take other actions requiring the vote or consent of stockholders, including mergers, going private transactions and other extraordinary transactions and their terms.

   Our certificate of incorporation allows holders of class B common stock, almost all of whom are employees of our company or related parties, to transfer shares of class B common stock, subject to the approval of a majority of the holders of outstanding class B common stock. Mr. Saylor or a group of stockholders possessing a majority of the outstanding class B common stock could, without seeking anyone else's approval, transfer voting control of MicroStrategy to a third party. Such a transfer of control could have a material adverse effect on our business, operating results and financial condition. Mr. Saylor will also be able to prevent a change of control of MicroStrategy, regardless of whether holders of class A common stock might otherwise receive a premium for their shares over the then-current market price.

We rely on our strategic channel partners and if we are unable to develop or maintain successful relationships with them, our business, operating results and financial condition will suffer

   In addition to our direct sales force, we rely on strategic channel partners, such as original equipment manufacturers, system integrators and value-added resellers, to license and support our products in the United

States and internationally. In particular, for the years ended December 31, 1999, 1998, 1997 and 1996, channel partners accounted for, directly or indirectly, approximately 39.2%, 33.6%, 27.0% and 9.0% of our total revenues, respectively. Our channel partners generally offer customers the products of several different companies, including some products that compete with ours. Although we believe that direct sales will continue to account for a majority of product license revenues, we intend to increase the level of indirect sales activities through our strategic channel partners. However, there can be no assurance that our efforts to continue to expand indirect sales in this manner will be successful. We cannot be sure that we will attract strategic partners who will market our products effectively and who will be qualified to provide timely and cost- effective customer support and service. Our ability to achieve revenue growth in the future will depend in part on our success in developing and maintaining successful relationships with those strategic partners. If we are unable to develop or maintain our relationships with these strategic partners, our business, operating results and financial condition will suffer.

We rely on our network affiliates to market our Strategy.com network to their customers and if we are unable to enter into arrangements with a sufficient number of affiliates, or if our affiliates are unable to interest their customers in our services, our business, operating results and financial condition will suffer

   We rely on our network affiliates to market our Strategy.com network to their customers. We cannot be sure that we will attract affiliates who will market our services effectively. Our ability to achieve revenue growth in the future will depend in part on our success in recruiting and maintaining successful relationships with affiliates. If we are unable to recruit affiliates or maintain our relationships with them, our business, operating results and financial condition will suffer.

Third party providers of information and services for our Strategy.com network may fail to provide us such information and services or may also provide such information and services to our competitors

   We rely on third parties to provide information and services for our Strategy.com network. For example, we rely on Ameritrade to provide users of our Strategy.com network with stock quote information and expect to rely upon a third party to execute trades in securities when this capability is added to our network. If one or more of these providers were to stop working with us, we would have to rely on other parties to provide the information and services we need. We cannot predict whether other parties would be willing to do so on reasonable terms. Furthermore, we do not have long-term agreements with our providers of information and services and we cannot restrict them from providing similar information and services to our competitors. As a result, our competitors may be able to duplicate some of the information and services that we provide and may, therefore, find it easier to enter the market for personal intelligence and compete with us.

We rely upon our network affiliates to deliver services we offer through our Strategy.com network and if they have difficulty in doing so, we could be exposed to liability and our reputation could suffer

   We depend upon our affiliates to deliver services to subscribers of our Strategy.com network. If our affiliates fail to deliver reliable services, we could face liability claims from our subscribers and our reputation could be damaged. In addition, we will be dependent on the performance of the systems deployed and maintained by these parties, whom we will not control. We expect to include contractual provisions limiting our liability to the subscriber for failures and delays, but we cannot be sure that these limits will be enforceable or will be sufficient to shield us from liability. We will seek to obtain liability insurance to cover problems of this sort, but we cannot guarantee that insurance will be available or that the amounts of our coverage will be sufficient to cover all potential claims.

Our network affiliates will rely on us to maintain the infrastructure of the Strategy.com network and any problems with that infrastructure could expose us to liability from our affiliates and their customers

   Our network affiliates depend on us to maintain the software and hardware infrastructure of our Strategy.com network. If this infrastructure fails or our affiliates or their customers otherwise experience difficulties or delays in accessing the network, we could face liability claims from them. We expect to include contractual provisions limiting our liability to our affiliates for system failures and delays, but we cannot be sure that these limits will be enforceable or will be sufficient to shield us from liability. We will seek to obtain liability insurance to cover problems of this sort, but we cannot guarantee that insurance will be available or that the amounts of our coverage will be sufficient to cover all potential claims.

We are vulnerable to system failures which could cause interruptions or disruptions in our service

   The hardware infrastructure on which the Strategy.com system operates is located at the Exodus Communications data center in Northern Virginia. We cannot assure you that we will be able to manage this relationship successfully to mitigate any risks associated with having our hardware infrastructure maintained by Exodus. Unexpected events such as natural disasters, power losses and vandalism could damage our systems. Telecommunications failures, computer viruses, electronic break-ins or other similar disruptive problems could adversely affect the operation of our systems. Our insurance policies may not adequately compensate us for any losses that may occur due to any damages or interruptions in our systems. Accordingly, we could be required to make capital expenditures in the event of damage. We do not currently have a formal disaster recovery plan. Periodically, we experience unscheduled system downtime that results in our web site being inaccessible to subscribers. Although we have not suffered material losses during these downtimes to date, if these problems persist in the future, users, network affiliates and advertisers could lose confidence in our services.

System capacity constraints may diminish our ability to generate revenues from Strategy.com

   A substantial increase in the use of the products and services offered by Strategy.com could strain the capacity of our systems, which could lead to slower response time or system failures. System failures or slowdowns could adversely affect the speed and responsiveness of our Strategy.com network. These would diminish the experience for our subscribers and affect our reputation. The ability of our systems to manage a significantly increased volume of transactions in a production environment is unknown. As a result, we face risks related to our ability to scale up to our expected transaction levels while maintaining satisfactory performance. If our transaction volume increases significantly, we may need to purchase additional servers and networking equipment to maintain adequate data transmission speeds. The availability of these products and related services may be limited or their cost may be significant.

We have only limited protection for our proprietary rights in our software, which makes it difficult to prevent third parties from infringing upon our rights

   We regard our software products as proprietary and we rely on a combination of federal and international copyright, state and federal trademark and service mark and state and common law trade secret laws, customer licensing agreements, employee and third-party nondisclosure agreements and other methods to protect our proprietary rights. However, these laws and contractual provisions provide only limited protection. We have only one patent and no registered trademarks, other than MicroStrategy(R), DSS Agent(R) and QuickStrike(R). Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy or otherwise obtain and use our products or technology. Policing such unauthorized use is difficult, and we cannot be certain that we can prevent it, particularly in countries where the laws may not protect our proprietary rights as fully as in the United States.

Our products may be susceptible to claims by other companies that our products infringe upon their proprietary rights, which could adversely affect our business, operating results and financial condition

   As the number of software products in our target markets increases and the functionality of these products further overlaps, we may become increasingly subject to claims by a third party that our technology infringes such party's proprietary rights. Regardless of their merit, any such claims could be time consuming and expensive to defend, may divert management's attention and resources, could cause product shipment delays and could require us to enter into costly royalty or licensing agreements. If successful, a claim of infringement against us and our inability to license the infringed or similar technology could have a material adverse effect on our business, operating results and financial condition.

Expanding our international operations will be difficult and our failure to do so successfully or in a cost-effective manner would have a material adverse effect on our business, operating results and financial condition

   International sales accounted for 22.6%, 24.0%, 26.1%, 27.1% of our total revenues for the three months ended March 31, 2000 and the years ended December 31, 1999, 1998 and 1997, respectively. We plan to continue expanding our international operations and to enter new international markets. This will require significant management attention and financial resources and could adversely affect our business, operating results and financial condition. In order to expand international sales successfully, we must set up additional foreign operations, hire additional personnel and recruit additional international resellers and distributors. We cannot be sure that we will be able to do so in a timely manner, and our failure to do so may limit our international sales growth.

   There are certain risks inherent in our international business activities including:

  . changes in foreign currency exchange rates;

  . unexpected changes in regulatory requirements;

  . tariffs and other trade barriers;

  . costs of localizing products for foreign countries;

  . lack of acceptance of localized products in foreign countries;

  . longer accounts receivable payment cycles;

  . difficulties in managing international operations;

  . tax issues, including restrictions on repatriating earnings;

  . weaker intellectual property protection in other countries; and

  . the burden of complying with a wide variety of foreign laws.

These factors may have a material adverse effect on our future international sales and, consequently, our business, operating results and financial condition.

The nature of our products makes them particularly vulnerable to undetected errors, or bugs, which could cause problems with how the products perform and which could in turn reduce demand for our products, reduce our revenue and lead to product liability claims against us

   Software products as complex as ours may contain errors or defects, especially when first or subsequent versions are released. Although we test our products extensively, we have in the past discovered software errors in new products after their introduction. We cannot be certain that, despite testing by us and by our current and potential customers, errors will not be found in new products or releases after commercial shipments begin. This could result in lost revenue or delays in market acceptance, which could have a material adverse effect upon our business, operating results and financial condition.

   Our license agreements with customers typically contain provisions designed to limit our exposure to product liability claims. It is possible, however, that these provisions may not be effective under the laws of certain domestic or international jurisdictions. Although there have been no product liability claims against us to date, our license and support of products may involve the risk of these claims. A successful product liability claim against us could have a material adverse effect on our business, operating results and financial condition.

The price of our stock may be extremely volatile

   The market price for our class A common stock has historically been volatile and could fluctuate significantly for any of the following reasons:

  . quarter-to-quarter variations in our operating results;

  . developments or disputes concerning proprietary rights;

  . technological innovations or new products;

  . governmental regulatory action;

  . general conditions in the software industry;

  . increased price competition;

  . changes in earnings estimates by analysts; or

  . other events or factors.

Many of the above factors are beyond our control.

   The stock market has recently experienced extreme price and volume fluctuations. These fluctuations have particularly affected the market price of many computer software companies, often without regard to their operating performance.

                                USE OF PROCEEDS

   We will not receive any proceeds from the sale of the shares by the selling stockholders.

   We will bear all costs, fees and expenses (excluding any underwriting discounts and commissions and expenses incurred by the selling stockholders for brokerage, accounting, tax or legal services or any other expenses incurred by the selling stockholders in disposing of the shares) incurred in effecting the registration of the shares covered by this prospectus, including, without limitation, all registration and filing fees, Nasdaq listing fees, fees and expenses of our counsel, fees and expenses of our accountants, and blue sky fees and expenses.

                              SELLING STOCKHOLDERS

   The shares of class A common stock being offered by the selling stockholders are issuable upon conversion of or as dividends on the series A preferred shares. We are registering the shares of class A common stock in order to permit the selling stockholders to offer these shares for resale from time to time. Except for the ownership of the series A preferred shares, the selling stockholders have not had any material relationship with us within the past three years.

   The table below lists the selling stockholders and other information regarding the beneficial ownership of the class A common stock by each of the selling stockholders. The second column lists, for each selling stockholder, the number of shares of class A common stock, based on its ownership of series A preferred shares, that would have been issuable to the selling stockholders on August 1, 2000 assuming conversion of all series A preferred shares and accrued dividends on that date, without regard to any limitations on conversions or exercise. Because conversion of the series A preferred shares is based on a conversion price which may be adjusted annually or upon the occurrence of certain events based on market price of our class A common stock, the numbers listed in the second column may fluctuate from time to time. The third column lists each selling stockholder's pro rata portion, based on its ownership of series A preferred shares, of the 5,412,975 shares of class A common stock being offered by this prospectus.

   We determined the number of shares of class A common stock to be offered for resale by this prospectus by agreement with the selling stockholders and in order to adequately cover a reasonable increase in the number of shares required. Our calculation of the number of shares to be offered for resale is based on the conversion price on August 1, 2000 of $33.3854. In accordance with the terms of the registration rights agreement with the holders of the series A preferred shares, this prospectus covers the resale of 125% of the number of shares of class A common stock issuable upon conversion of the series A preferred shares, determined as if the series A preferred shares were converted in full at the assumed conversion price of $33.3854, plus 125% of the number of shares of class A common stock issuable in lieu of cash dividends payable on the series A preferred shares. Because the conversion of the series A preferred shares into class A common stock is based on a conversion price which may be adjusted annually or upon the occurrence of certain events based on the market price of our class A common stock, the number of shares that will actually be issued upon conversion may be more than the 5,412,975 shares being offered by this prospectus. The fourth and fifth columns assume the sale of all of the shares offered by each selling stockholder.

   Under the certificate of designations for the series A preferred shares, no selling stockholder may convert series A preferred shares to the extent such conversion or exercise would cause such selling stockholder, together with its affiliates, to have acquired a number of shares of class A common stock during the 60-day period ending on the date of conversion which, when added to the number of shares of class A common stock held at the beginning of such 60-day period, would exceed 9.99% of our then outstanding class A common stock, excluding for purposes of such determination shares of class A common stock issuable upon conversion of the series A preferred shares which have not been converted. The number of shares in the second column does not reflect this limitation. The selling stockholders may sell all, some or none of their shares in this offering. See "Plan of Distribution."

                                                                                   Percentage of
                           Number of Shares                    Number of Shares      Shares of
                          of Class A Common  Number of Shares of Class A Common       Class A
                                Stock           of Class A          Stock           Common Stock
                          Beneficially Owned   Common Stock   Beneficially Owned Beneficially Owned
Name of Selling                Prior to          Offered            After              After
Stockholder                 Offering(1)(2)      Hereby(2)     Offering (1)(2)(3)  Offering (1)(3)
---------------           ------------------ ---------------- ------------------ ------------------
HFTP Investment
 L.L.C.(4)..............        866,076           866,076              0                  0%
Leonardo, L.P.(5).......      1,948,671         1,948,671              0                  0%
Fisher Capital Ltd.(6)..      1,766,795         1,766,795              0                  0%
Wingate Capital
 Ltd.(6)................        831,433           831,433              0                  0%

--------
(1) Except as otherwise indicated, the number of shares beneficially owned is determined under rules promulgated by the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Each selling stockholder has sole voting power and investment power with respect to all shares listed as owned by that selling stockholder. No selling stockholder owns any shares of the class B common stock of MicroStrategy.
(2) Includes all of the shares of our class A common stock issuable upon conversion of our series A preferred shares. The actual number of shares of our common stock offered hereby and included in the registration statement of which this prospectus is a part includes, pursuant to Rule 416 under the Securities Act, such additional number of shares of common stock as may be issued or issuable upon conversion of our series A preferred shares to prevent dilution resulting from stock splits, stock dividends and similar transactions. Pursuant to the terms of our series A preferred shares, the series A preferred shares are convertible by a holder of such stock only to the extent that the number of shares of our common stock issuable upon such conversion, together with the number of shares of common stock already owned by such holder and its affiliates (but not including shares of our common stock underlying unconverted series A preferred shares held by such holder and its affiliates) would not exceed 9.99% of all of our then outstanding common stock.
(3) We do not know when or in what amounts the selling stockholders will offer shares for sale, if at all. The selling stockholders may not sell any or all of the shares offered by this prospectus. Because the selling stockholders may offer all or some of the shares pursuant to this offering, and because there are currently no agreements, arrangements or understandings with respect to the sale of any of the shares that will be held by the selling stockholders after completion of the offering, we can not estimate the number of the shares that will be held by the selling stockholders after completion of the offering. However, for purposes of this table, we have assumed that, after completion of the offering, none of the shares covered by this prospectus will be held by the selling stockholders.
(4) Promethean Investment Group, LLC, a New York limited liability company ("Promethean"), serves as investment advisor to HFTP Investment, L.L.C. ("HFTP") and may be deemed to share beneficial ownership of the shares beneficially owned by HFTP by reason of shared power to vote and to dispose of the shares beneficially owned by HFTP. Promethean disclaims beneficial ownership of the shares beneficially owned by HFTP. Mr. James F. O'Brien, Jr. indirectly controls Promethean. Mr. O'Brien disclaims beneficial ownership of the shares beneficially owned by Promethean and HFTP. HFTP is not a registered broker-dealer. HFTP, however, is under common control with, and therefore an affiliate of, a registered broker-dealer.
(5) Angelo, Gordon & Co., L.P. ("Angelo Gordon") is a general partner of Leonardo, L.P. and consequently has voting control and investment discretion over securities held by Leonardo, L.P. Angelo Gordon disclaims beneficial ownership of the shares held by Leonardo, L.P. Mr. John M. Angelo, the Chief Executive Officer of Angelo Gordon, and Mr. Michael L. Gordon, the Chief Operating Officer of Angelo Gordon, are the sole general partners of AG Partners, L.P., the sole general partner of Angelo Gordon. As a result, Mr. Angelo and Mr. Gordon may be considered beneficial owners of any shares deemed to be beneficially owned by Angelo Gordon. Leonardo, L.P. is not a registered broker-dealer. Leonardo, L.P., however, is under common control with, and therefore an affiliate of, a registered broker-dealer.
(6) Citadel Limited Partnership is the trading manager of each of Fisher Capital Ltd. and Wingate Capital Ltd. (collectively, the "Citadel Entities") and consequently has voting control and investment discretion over securities held by the Citadel Entities. Kenneth C. Griffin indirectly controls Citadel Limited Partnership. The ownership information for each of the Citadel Entities does not include ownership information for the other Citadel Entities. Citadel Limited Partnership, Kenneth C. Griffin and each of the Citadel Entities disclaim ownership of the shares held by the other Citadel Entities. Neither Fisher nor Wingate is a registered broker-dealer. Each of Fisher and Wingate, however, is under common control with, and therefore an affiliate of, a registered broker-dealer.

   No selling stockholder has had a material relationship with MicroStrategy or any of its subsidiaries within the past three years.

                             PLAN OF DISTRIBUTION

   We are registering the shares of class A common stock issuable upon conversion of or as dividends on the series A preferred stock to permit the resale of the shares of class A common stock by the holders of the series A preferred stock from time to time after the date of this prospectus. We will not receive any of the proceeds from the sale by the selling stockholders of the shares of class A common stock. We will bear all fees and expenses incident to our obligation to register the shares of class A common stock.

   The selling stockholders may sell all or a portion of the class A common stock beneficially owned by them and offered hereby from time to time directly through one or more underwriters, broker-dealers or agents. If the class A common stock is sold through underwriters or broker-dealers, the selling stockholder will be responsible for underwriting discounts or commissions or agent's commissions. The class A common stock may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of the sale, at varying prices determined at the time of sale, or at negotiated prices. These sales may be effected in transactions, which may involve crosses or block transactions,

     (1) on any national securities exchange or quotation service on which the securities may be listed or quoted at the time of sale,

     (2) in the over-the-counter market,

     (3) in transactions otherwise than on these exchanges or systems or in the over-the-counter market,

     (4) through the writing of options, whether such options are listed on an options exchange or otherwise, or

     (5) through the settlement of short sales.

   In connection with sales of the class A common stock or otherwise, the selling stockholders may enter into hedging transactions with broker-dealers, which may in turn engage in short sales of the class A common stock in the course of hedging in positions they assume. The selling stockholders may also sell shares of class A common stock short and deliver shares of class A common stock to close out short positions, or loan or pledge shares of class A common stock to broker-dealers that in turn may sell such shares. If the selling stockholders effect such transactions by selling shares of class A common stock to or through underwriters, broker-dealers or agents, such underwriters, brokers-dealers or agents may receive commissions in the form of discounts, concessions or commissions from the selling stockholders or commissions from purchasers of the shares of class A common stock for whom they may act as agent or to whom they may sell as principal (which discounts, concessions or commissions as to particular underwriters, brokers-dealers or agents may be in excess of those customary in the types of transactions involved).

   The selling stockholders may pledge or grant a security interest in some or all of the shares of class A common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of class A common stock from time to time pursuant to the prospectus.

   The selling stockholders also may transfer and donate the shares of class A common stock in other circumstances in which case the transferees, donees, pledgees or other successors in interest will be the selling beneficial owners for purposes of the prospectus.

   The selling stockholders and any broker-dealer participating in the distribution of the shares of class A common stock may be deemed to be "underwriters" within the meaning of the Securities Act, and any commissions paid, or any discounts or concessions allowed to any such broker-dealer may be deemed to be underwriting commissions or discounts under the Securities Act. At the time a particular offering of the shares of class A common stock is made, a prospectus supplement, if required, will be distributed which will set forth the aggregate amount of shares of class A common stock being offered and the terms of the offering, including the name or names of any broker-dealers or agents, any discounts, commissions and other terms constituting compensation from the selling stockholders and any discounts, commissions or concessions allowed or reallowed or paid to broker-dealers. In addition, upon our being notified by a named selling shareholder that a donee or a pledgee intends to sell more than 500 shares, a supplement to this prospectus will be filed.

   Under the securities laws of some states, the shares of class A common stock may be sold in such states only through registered or licensed brokers or dealers. In addition, in some states the shares of class A common stock may not be sold unless such shares have been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with.

   There can be no assurance that any selling stockholder will sell any or all of the shares of class A common stock registered pursuant to the shelf registration statement, of which this prospectus forms a part.

   The selling stockholders and any other person participating in such distribution will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including, without limitation, Regulation M of the Exchange Act, which may limit the timing of purchases and sales of any of the shares of class A common stock by the selling stockholders and any other participating person. Regulation M may also restrict the ability of any person engaged in the distribution of the shares of class A common stock to engage in market-making activities with respect to the shares of class A common stock. All of the foregoing may affect the marketability of the shares of class A common stock and the ability of any person or entity to engage in market-making activities with respect to the shares of class A common stock.

   We will pay all expenses of the registration of the shares of class A common stock pursuant to the registration rights agreement estimated to be $170,000 in total, including, without limitation, SEC filing fees and expenses of compliance with state securities or "blue sky" laws; provided, however, that the selling stockholders will pay all underwriting discounts and selling commissions, if any. We will indemnify the selling stockholders against liabilities, including some liabilities under the Securities Act, in accordance with the registration rights agreement or the selling stockholders will be entitled to contribution. We will be indemnified by the selling stockholders against civil liabilities, including liabilities under the Securities Act that may arise from any written information furnished to us by the selling stockholders for use in this prospectus, in accordance with the related registration rights agreement or will be entitled to contribution.

   Once sold under the shelf registration statement, of which this prospectus forms a part, the shares of class A common stock will be freely tradable in the hands of persons other than our affiliates.

Terms of the Series A Convertible Preferred Stock

 Dividends

   The series A preferred shares carry a dividend rate of 7% per annum, payable semi-annually during the first year and quarterly thereafter or upon conversion or redemption. At our option, dividends may be paid in cash or shares of class A common stock, subject to satisfaction of the conditions described below. If we choose to pay dividends in shares of our class A common stock, the number of shares to be issued in payment of a dividend on the series A preferred shares will be equal to the accrued dividends divided by the dividend conversion price as described below.

   For purposes of this calculation, the dividend conversion price will be equal to 95% of the average of the dollar volume-weighted average prices of our class A common stock during the five consecutive trading days immediately preceding the dividend date. For example, if the dividend date were August 1, 2000 and we elected to pay the dividend in shares of our class A common stock, 95% of the average of the closing sale prices of our class A common stock during the five consecutive trading days ending on July 31, 2000 was $23.88148 per share, and we would have been required to issue two shares of class A common stock per share of series A preferred stock in lieu of a cash dividend, calculated as follows, where N represents the number of days since the date of last dividend payment (assuming N is 30 days):

                            (0.07) (N/365) ($10,000)
                            ------------------------ = 2
                                   $23.88148

   For example, assuming we paid all dividends on all outstanding shares of series A preferred stock over the two-year term of the securities and assuming the conversion rate of $23.88148 indicated in the illustration above remained constant, we would issue approximately 732,785 shares of class A common stock as dividends.

   We will not have the right to pay dividends in shares of our class A common stock if a triggering event, as described below, has occurred and is continuing. Triggering events include the following:

  . the failure of a registration statement covering the resale of the shares of class A common stock underlying the series A preferred shares to be declared effective by the SEC on or prior to June 20, 2001;

  . the suspension or delisting from trading of our class A common stock on the Nasdaq National Market or the New York Stock Exchange for a period of five consecutive trading days or for more than 10 trading days in any 365-day period;

  . our notice to any holder of series A preferred shares of our intent not to comply with a request for conversion tendered in accordance with the terms of the certificate of designations relating to the series A preferred shares;

  . our failure to issue shares of class A common stock upon conversion prior to the 10th business day after the required date of delivery;

  . if our stockholders do not approve the transactions in which the series A preferred shares were issued, our failure to issue shares of class A common stock after a proper request from a holder of the series A preferred shares due to the limitation on the number of shares we may issue to comply with Nasdaq Rule 4460; or

  . our breach of any representation, warranty, covenant or other term or condition of the documents governing the issuance of the series A preferred shares unless the breach would not have a material adverse effect or is cured within 10 business days after it occurs.

 Maturity Date

   The series A preferred shares mature on June 19, 2002, subject to extension in some circumstances, at which time the series A preferred shares must be redeemed or converted at our option. If we elect to redeem any series A preferred shares outstanding on June 19, 2002, the amount required to be paid will be equal to the price originally paid for such shares plus accrued and unpaid dividends. If we elect to convert any series A preferred shares outstanding on June 19, 2002, we will be required to issue shares in an amount determined as described below under "Conversion."

 Conversion

   We may require the selling stockholders to convert their series A preferred shares into shares of our class A common stock on June 19, 2002, which date may be extended under some circumstances. If we do not require the selling stockholders to convert their series A preferred shares, then we must redeem them as described in the foregoing paragraph. The selling stockholders have the right to convert their series A preferred shares into shares of our class A common stock at any time and from time to time, subject to certain limitations on their percentage ownership of outstanding shares of our class A common stock described below. The number of shares of class A common stock issuable on conversion of a series A preferred share is determined by dividing the sum of $10,000 plus accrued and unpaid dividends by the applicable conversion price as described below. If conversion occurs at the election of the holder of series A preferred stock, then the applicable conversion price will be the conversion price then in effect, as it may have been adjusted annually based on the market price of our class A common stock. If we require conversion at the maturity date pursuant to the terms of the certificate of designation, the applicable conversion price will be 95% of the average of the dollar volume-weighted average prices of the class A common stock during the 30 consecutive trading days immediately prior to the date we require such conversion.

   The following table sets forth the number of shares of class A common stock we would be required to issue upon conversion of all 12,500 series A preferred shares outstanding at an assumed conversion price of $33.3854 per share of class A common stock as of August 1, 2000, and the resulting percentage of our total shares of class A common stock and class B common stock (assuming the conversion of each share of class B common stock into one share of class A common stock) outstanding after such a conversion. The table also sets forth the number of shares of class A common stock we would be required to issue assuming (1) increases of 25%, 50% and 75% in the assumed conversion price; and
(2) decreases of 25%, 50% and 75% in the assumed conversion price.

                                                 Number of   Percentage of Total
                                                 Shares of   Outstanding Class A
                                                  Class A       Common Stock
Assumed Conversion                             Common Stock      and Class B
Price Per Share of                             Issuable Upon    Common Stock
Class  A Common Stock                          Conversion(1) After Conversion(2)
---------------------                          ------------- -------------------
$58.4425 (+75%)...............................   2,139,513           2.7%
$50.0781 (+50%)...............................   2,496,101           3.1
$41.7318 (+25%)...............................   2,995,323           3.7
$33.3854......................................   3,744,152           4.7
$25.0390 (-25%)...............................   4,992,212           6.2
$16.6927 (-50%)...............................   7,488,303           9.4
$8.3464 (-75%)................................  14,976,516          18.7

--------
(1) The number of shares of class A common stock issuable upon conversion and the percentage of outstanding class A common stock after such conversion set forth above do not take into account any shares of class A common stock that may be issuable as dividends on the series A preferred shares. If the dividends on series A preferred shares had been paid in class A common stock for the full $125.0 million stated value of the series A preferred shares over the two-year term thereof, assuming a constant dividend conversion price of $23.88148, we would have been required to issue an additional 732,785 shares as payment for accrued dividends.
(2) Calculated based on 24,746,835 shares of class A common stock and 55,164,115 shares of class B common stock issued and outstanding as of July 31, 2000. At the option of the holder, each share of class B common stock is convertible into one share of class A common stock.

   No holder may convert any series A preferred shares exceeding the number of shares which, upon giving effect to such conversion, would cause the holder, together with the holder's affiliates, to have acquired a number of shares of class A common stock during the 60-day period ending on the date of conversion which, when added to the number of shares of class A common stock held at the beginning of such 60-day period, would exceed 9.99% of our then outstanding class A common stock, excluding for purposes of such determination any shares of class A common stock issuable upon conversion of the series A preferred shares that have not been converted.

   In addition to other adjustments in the conversion price provided in the certificate of designations, if the registration statement to which this prospectus relates is not declared effective by December 15, 2000, then the conversion price will be adjusted based upon the then current market price of the class A common stock on the 11th trading day after such date, if such adjustment would result in a lower conversion price.

   If the registration statement is still not declared effective at the end of each 90 day period thereafter, then the conversion price will be adjusted based upon the then current market price of the class A common stock on the 11th trading day after the last trading day succeeding each 90 day period thereafter.

   In addition, if while the registration statement is required to be maintained effective:

  . the effectiveness of the registration statement lapses for any reason, including, without limitation, the issuance of a stop order; or

  . the registration statement is unavailable to a holder of the series A preferred shares for sale of all of the shares being registered by the registration statement in accordance with the terms of the related registration rights agreement and such lapse or unavailability continues for a period of 10 consecutive trading days or for more than an aggregate of 20 trading days in any 365 day period, subject to certain grace periods, the conversion price will be adjusted.

 Redemption

   To the extent that we do not convert the shares of series A preferred stock outstanding on June 18, 2002, and do not extend such date pursuant to the terms of the certificate of designations, we must redeem such series A preferred shares for cash equal to the price paid for each preferred share plus accrued dividends.

   If a triggering event as described under the heading "Dividends" above occurs or if an event described in the last paragraph of "Conversion" above occurs, the holders of the series A preferred shares will have the right to require us to redeem all or a portion of any outstanding series A preferred shares for cash. The redemption price in such a case is the greater of:

  . 125% of the price paid for the series A preferred shares plus accrued dividends; or

  . the product of the number of shares of class A common stock into which the series A preferred stock is convertible multiplied by the closing sale price of our class A common stock on the day immediately before the triggering event occurs.

   In the event of a merger transaction, a hostile takeover or a sale of all or substantially all of our assets, each holder of the series A preferred shares at its option has the right to require us to redeem all or a portion of such holder's preferred shares at a price equal to 125% of the price paid for such shares plus accrued dividends.

 Liquidation Preference

   In the event of our liquidation, the holders of the series A preferred shares will be entitled to a liquidation preference before any amounts are paid to the holders of our class A common stock. The liquidation preference is equal to the amount originally paid for the series A preferred shares, or $10,000 per share, plus accrued and unpaid dividends on any outstanding series A preferred shares.

 Voting Rights

   Other than as required by law, the holders of the series A preferred shares have no voting rights except that the consent of holders of at least two-thirds of the outstanding series A preferred shares will be required to effect any change in either our amended and restated certificate of incorporation or certificate of designations that would change any of the rights of the series A preferred shares or to issue any other additional series A preferred shares.

                                 LEGAL MATTERS

   The validity of the shares offered by this prospectus has been passed upon by Hale and Dorr LLP.

                                    EXPERTS

   The financial statements incorporated in this Registration Statement by reference to the Annual Report on Form 10-K for the year ended December 31, 1999 have been so incorporated in reliance on the report, which contains an explanatory paragraph relating to the restatement of the Company's financial statements for the years ended December 31, 1999, 1998 and 1997 as described in
Note 3 to the financial statements, of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution.

   The following table sets forth the various expenses to be incurred in connection with the sale and distribution of the securities being registered hereby, all of which will be borne by MicroStrategy Incorporated (except any underwriting discounts and commissions and expenses incurred by the selling stockholder for brokerage, accounting, tax or legal services or any other expenses incurred by the selling stockholder in disposing of the shares). All amounts shown are estimates except the Securities and Exchange Commission registration fee.

   Filing Fee--Securities and Exchange Commission..................... $ 29,967
   Legal fees and expenses............................................ $100,000
   Accounting fees and expenses....................................... $ 20,000
   Miscellaneous expenses............................................. $ 20,033
                                                                       --------
     Total Expenses................................................... $170,000
                                                                       ========

Item 15. Indemnification of Directors and Officers.

   Section 102 of the Delaware General Corporation Law allows a corporation to eliminate the personal liability of directors of a corporation to the corporation or its stockholders for monetary damages for a breach of fiduciary duty as a director, except where the director breached his duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of Delaware corporate law or obtained an improper personal benefit. MicroStrategy has included such a provision in its Certificate of Incorporation.

   Section 145 of the Delaware General Corporation Law provides that a corporation has the power to indemnify a director, officer, employee or agent of the corporation and certain other persons serving at the request of the corporation in related capacities against amounts paid and expenses incurred in connection with an action or proceeding to which he is or is threatened to be made a party by reason of such position, if such person shall have acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, in any criminal proceeding, if such person had no reasonable cause to believe his conduct was unlawful; provided that, in the case of actions brought by or in the right of the corporation, no indemnification shall be made with respect to any matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the adjudicating court determines that such indemnification is proper under the circumstances.

   MicroStrategy's certificate of incorporation provides that an officer or director of MicroStrategy will not be personally liable to MicroStrategy or its stockholders for monetary damages for any breach of his fiduciary duty as an officer or director, except in certain cases where liability is mandated by the Delaware General Corporation Law. The provision has no effect on any non-monetary remedies that may be available to MicroStrategy or its stockholders, nor does it relieve MicroStrategy or its officers or directors from compliance with federal or state securities laws. MicroStrategy's certificate of incorporation also generally provides that MicroStrategy shall indemnify, to the fullest extent permitted by law, any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit, investigation, administrative hearing or any other proceeding by reason of the fact that he is or was a director or officer of MicroStrategy, or is or was serving at the request of MicroStrategy as a director, officer, employee or agent of another entity, against expenses incurred by him in connection with such proceeding. An officer or director shall not be entitled to indemnification by MicroStrategy if the officer or director did not act in good faith and in a manner reasonably believed to be in, or not opposed to, the best interests of MicroStrategy, or with respect to any criminal action or proceeding, the officer or director had reasonable cause to believe his conduct was unlawful.

   MicroStrategy has purchased directors' and officers' liability insurance which would indemnify its directors and officers against damages arising out of certain kinds of claims which might be made against them based on their negligent acts or omissions while acting in their capacity as such.

Item 16. Exhibits

 Exhibit
 Number  Description
 ------- -----------
  3.1    Amended and Restated Certificate of Incorporation (incorporated herein by reference to Exhibit 3.1 to the Registrant's Registration Statement
         on Form S-1/A filed on June 10, 1998).

  3.2 Certificate of Designations, Preferences and Rights (incorporated herein by reference to Exhibit 3.1 to the Registrant's Current Report on Form 8-K filed on June 19, 2000).

  4.1    Registration Rights Agreement dated as of June 17, 2000 by and among
         MicroStrategy, Incorporated and each of the buyers thereto
         (incorporated herein by reference to Exhibit 10.1 to the Registrant's
         Current Report on Form 8-K filed on June 19, 2000).

  5.1    Opinion of Hale and Dorr LLP.

 10.1    Pledge and Security Agreement, dated June 29, 2000, by MicroStrategy
         Incorporated in favor of Bank of America N.A.

 10.2    Letter Agreement, dated June 29, 2000, from Bank of America N.A.

 23.1    Consent of PricewaterhouseCoopers LLP.

 23.2    Consent of Hale and Dorr LLP (included in Exhibit 5.1 filed herewith).

 24.1    Power of Attorney (see the signature page to this Registration
         Statement).

Item 17. Undertakings.

   The undersigned Registrant hereby undertakes:

   (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

     (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, as amended (the "Securities Act");

     (ii) To reflect in the prospectus any facts or events arising after the effective date of this Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this Registration Statement. Notwithstanding the foregoing, any increase or decrease in the volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective Registration Statement; and

     (iii) To include any material information with respect to the plan of distribution not previously disclosed in this Registration Statement or any material change to such information in this Registration Statement;

provided, however, that paragraphs (1)(i) and (1)(ii) do not apply if the information required to be included is a post-effective amendment by those paragraphs is contained in periodic reports filed by the Company pursuant to
Section 13 or Section 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), that are incorporated by reference in this Registration Statement.

   (2) That, for the purposes of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at the time shall be deemed to be the initial bona fide offering thereof.

   (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

   The Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant's annual report pursuant to Section 13(a) or 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to
Section 15(d) of the Exchange Act) that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein and the offering of such securities at the time shall be deemed to be the initial bona fide offering thereof.

   Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the indemnification provisions described herein, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

   Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Vienna, Commonwealth of Virginia, on August 3, 2000.

                                          MicroStrategy Incorporated

                                                   /s/ Michael J. Saylor
                                          BY:__________________________________
                                                     Michael J. Saylor
                                               President and Chief Executive
                                                          Officer

                        SIGNATURES AND POWER OF ATTORNEY

   We, the undersigned officers and directors of MicroStrategy Incorporated, hereby severally constitute and appoint Michael J. Saylor, Sanju K. Bansal, Eric F. Brown, Jonathan F. Klein and Thomas S. Ward and each of them singly, our true and lawful attorneys with full power to any of them, and to each of them singly, to sign for us and in our names in the capacities indicated below any and all pre-effective and post-effective amendments to this Registration Statement on Form S-3 filed herewith and generally to do all such things in our name and behalf in our capacities as officers and directors to enable MicroStrategy Incorporated to comply with the provisions of the Securities Act of 1933, as amended, and all requirements of the Securities and Exchange Commission, hereby ratifying and confirming our signatures as they may be signed by our said attorneys, or any of them, to any and all amendments to said Registration Statement.

   Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

              Signature                          Title                   Date
              ---------                          -----                   ----

      /s/ Michael J. Saylor            President, Chief Executive   August 3, 2000
______________________________________  Officer and Director
          Michael J. Saylor             (Principal Executive
                                        Officer)

        /s/ Eric F. Brown              Chief Financial Officer      August 2, 2000
______________________________________  (Principal Financial and
            Eric F. Brown               Accounting Officer)

       /s/ Sanju K. Bansal             Director                     August 2, 2000
______________________________________
           Sanju K. Bansal

       /s/ Frank A. Ingari             Director                     August 3, 2000
______________________________________
           Frank A. Ingari

______________________________________ Director                     August  , 2000
         Jonathan J. Ledecky

       /s/ John W. Sidgmore            Director                     August 3, 2000
______________________________________
           John W. Sidgmore

      /s/ Ralph S. Terkowitz           Director                     August 3, 2000
______________________________________
          Ralph S. Terkowitz

                                 EXHIBIT INDEX

 Exhibit
 Number  Description
 ------- -----------
  3.1    Amended and Restated Certificate of Incorporation (incorporated herein by reference to Exhibit 3.1 to the Registrant's Registration Statement
         on Form S-1/A filed on June 10, 1998).

  3.2 Certificate of Designations, Preferences and Rights (incorporated herein by reference to Exhibit 3.1 to the Registrant's Current Report on Form 8-K filed on June 19, 2000).

  4.1    Registration Rights Agreement dated as of June 17, 2000 by and among
         MicroStrategy, Incorporated and each of the buyers thereto
         (incorporated herein by reference to Exhibit 10.1 to the Registrant's
         Current Report on Form 8-K filed on June 19, 2000).

  5.1    Opinion of Hale and Dorr LLP.

 10.1    Pledge and Security Agreement, dated June 29, 2000, by MicroStrategy
         Incorporated in favor of Bank of America N.A.

 10.2    Letter Agreement, dated June 29, 2000, from Bank of America N.A.

 23.1    Consent of PricewaterhouseCoopers LLP.

 23.2    Consent of Hale and Dorr LLP (included in Exhibit 5.1 filed herewith).

 24.1    Power of Attorney (see the signature page to this Registration
         Statement).